Exhibit 99.1

NEWS RELEASE

Endeavour Silver Corp. Chairman and CEO Comments to Shareholders:
Fundamentals Remain Strong, Market Correction Appears Excessive

Vancouver, Canada – September 16, 2008 - Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt and EXK: AMEX) Chairman and CEO, Bradford Cooke commented today on the recent sell-off of equity and commodity markets in general and small cap precious metal stocks like Endeavour Silver Corp. in particular.

“Endeavour’s fundamentals remain very strong,” stated Mr. Cooke, “And the sharp market sell-off of gold, silver and precious metal mining stocks in recent weeks appears to be somewhat excessive.  Silver and silver shares in particular seem to have fallen disproportionately compared to other commodities.”

“Given the current turmoil in the global financial markets, gold and silver should reasonably resume their roles as hedges against financial crisis, monetary inflation and currency debasement as soon as the market liquidations of financial assets and their derivatives start to subside.”

“Regarding Endeavour, silver production in the 3rd quarter at our two silver mining operations in Mexico already exceeds the 2nd quarter production as planned and will rise again in the 4th quarter reflecting the next phase of our organic growth. The Guanajuato Mine operation in particular is out-performing the jump in production planned for Q3, 2008, and cash costs continue to decline as production rises.”

Mr. Cooke also emphasized that, “The Company’s exploration programs continue to report new silver vein discoveries at both Guanacevi (in the San Pedro area) and Guanajuato (in the Cebada and Bolanitos areas) and further news is pending.  Management is confident that the Company’s silver reserves and resources will rise once again at year-end for the fourth consecutive year.”

“In addition to continuing its track record for predictable organic growth, Endeavour management is actively reviewing opportunities to grow by acquisition also.  At the same time, management is cognizant that the current price of silver is the new reality for the near-term and our acquisition strategy reflects this.  Management is also in the process of deferring any discretionary capital and exploration expenses at its operations in Mexico so as to maximize our healthy working capital position.  Endeavour remains debt-free and unhedged.”

Mr. Cooke spoke on behalf of Endeavour at the Denver Gold Forum in Colorado last week and will be speaking again at the Silver Summit in Coeur D’Alene, Idaho on Friday, September 19th, at the Canaccord Adams Silver Conference in London, England on Tuesday, September 23rd and with CFO Dan Dickson at the Canaccord Adams Silver Conference in Toronto, Ontario on Thursday, September 25th.

Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango State and Guanajuato in Guanajuato state, coupled with the Company’s acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of mid-tier primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.